U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                     0-20915
                                     -------
                                 SEC FILE NUMBER

                           NOTIFICATION OF LATE FILING

                                   37246F 102
                                   ----------
                                  CUSIP NUMBER

                                   FORM 10-QSB
                         For period ended March 31, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I--Registrant Information

         Full name of Registrant: Geo Petroleum, Inc.

         501 Deep Valley Drive, Suite 300, Rolling Hills Estates, CA  90274
         -------------------------------------
         Address of principal executive office

Part II--Rules 12b-25 (b) and (c)

         Not applicable, except that the subject quarterly report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period:

         The Company's auditors, Ernst & Young LLP, have not completed their full 1997 audit of the Company's books. The main source of the delay is: the complex calculation of non-cash charges against earnings related to the Company's proposed 1998 merger with a related party, Capitan Resources, Inc; and the calculation of non-cash charges against earnings related to a lawsuit the Company won against a negligent contractor. Said charges would have a material effect on the Company's 1997 and 1998 financial statements. The Company cannot complete its 10QSB without the 1997 balance sheet, earnings comparisons, and notes to financial statements. Ernst & Young LLP expects to have its audit completed shortly, and the Company will file its 10QSB at that time, in any event no later than May 31, 1998.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

         Gerald T. Raydon, 310-265-0721

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

         Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively.


Geo Petroleum, Inc.
-------------------------------------------
Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 5/14/98

By  GERALD T. RAYDON
---------------------------
Gerald T. Raydon, Chairman and CEO